UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

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Commission File Number: 001-39703

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Yatsen Holding Limited

Building 35, No. 2519 East Xingang Road

Haizhu District, Guangzhou 510330

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Yatsen Announces Certain Management Changes

This current report on Form 6-K was submitted in connection with the resignation of Mr. Weihua Chen as the chief technology officer of Yatsen Holding Limited (the “Company”) and the appointment of Ms. Jing Cheng as the chief scientific officer of the Company, both effective from March 8, 2023. Mr. Chen’s resignation was due to personal reasons.

Ms. Cheng has over 25 years of experience in research and development in the beauty industry. Prior to joining the Company, Ms. Cheng worked at Estee Lauder Companies (NYSE: EL) for 17 years, having served in a number of senior management and research positions, including as vice president, APAC R&D, since July 2014. From July 2001 to January 2005, Ms. Cheng worked at Revlon, leading technical, quality control, regulatory and manufacturing organizations in China. Before 2001, she worked at several other companies, including Henkel from July 2000 to July 2001. Ms. Cheng received her bachelor’s degree in polymer science from Shanghai Jiao Tong University, and her master’s degree in fine chemistry from East China University of Science and Technology. She also completed the Fudan-Olin Executive MBA program co-held by Washington University in St. Louis and Fudan University in 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATSEN HOLDING LIMITED

By	:	/s/ Donghao Yang
Name	:	Donghao Yang
Title	:	Chief Financial Officer

Date: March 8, 2023